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May 20, 2011	WRITER’S DIRECT LINE 813.225.4122 ccreely@foley.com EMAIL CLIENT/MATTER NUMBER 037203-0111

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 14, 2010 File No. 000-51383

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting the following response to the Staff’s letter of April 29, 2011 containing an additional Staff comment regarding the Form 10-K for the fiscal year ended September 30, 2010 (the “Form 10-K”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 14, 2010. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the applicable text.

Item 1. Business

Revimmune for the Treatment of Autoimmune Disease, page 4

1.	We have reviewed your response to our prior comment and the confidential treatment order related to your agreement with Baxter Healthcare Corporation. While confidential treatment for certain information may have been granted, under the confidential treatment rule we have the authority to reconsider our action. Accordingly, we believe that a reasonable range of the percentage of the net sales payment and the term of this agreement are material information which is required disclosure in your filing. Please provide us with revised disclosure for inclusion in your next annual report that also discloses a reasonable range of the percentage of the net sales payment (e.g. low-single digits or a range not to exceed ten percent) and the term of the agreement.

Response: The Company has informed us that it intends to include substantially the following language in the Business section of the Company’s next Form 10-K and thereafter during the life of the agreement with Baxter:

“Effective on November 29, 2010, Accentia Biopharmaceuticals, Inc. (the “Company”) and Baxter Healthcare Corporation (“Baxter”) entered into an agreement making Baxter the Company’s exclusive source of cyclophosphamide under an agreed-upon price structure (the “Agreement”). The Agreement provides the Company with the exclusive, worldwide right to purchase Baxter’s cyclophosphamide, which is marketed under the brand name Cytoxan®, for the treatment of certain designated autoimmune diseases, including but not limited to autoimmune hemolytic anemia, systemic sclerosis and multiple sclerosis. Cyclophosphamide is the active drug used in Revimmune™ therapy, the Company’s proprietary system-of-care being developed for the treatment of a broad range of autoimmune diseases. The Agreement requires the Company to make quarterly payments to Baxter in connection with net sales of products for the designated autoimmune indications, including without limitation any sales by subdistributors. Such quarterly payments will be calculated as 2.5% of sales of products sold by the Company incorporating cyclophosphamide. The Agreement also secures for the Company the exclusive right, in connection with the designated autoimmune disease indications, to reference Baxter’s proprietary, historical data related to cyclophosphamide as part of Accentia’s planned clinical and regulatory development of Revimmune. The Agreement designates Baxter as Accentia’s sole source of supply of cyclophosphamide for Revimmune.

The initial term of the Agreement commenced on November 29, 2010 and will continue until the earlier of (a) the date that is five years following the first arms’ length commercial sale by the Company to a third party of products incorporating cyclophosphamide for an indication within the exclusive clinical field defined in the Agreement, and (b) November 29, 2020. Upon the expiration of the initial term, the Agreement will be automatically renewed for successive two year periods unless either party terminates the Agreement upon at least twelve months written notice prior to the relevant termination date. The Agreement is subject to early termination by Baxter for various reasons, including a material breach of the Agreement by the Company, a change in control of the Company, the failure of the Company to file an IND within 24 months of the date of the Agreement for a product within the scope of the Company’s exclusivity under the Agreement, or the Company does not make its first commercial sale of such a product within 6 years of the date the first clinical trial patient is dosed with the product.”

Please be advised that a revised version of the agreement with Baxter was filed as an Exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2011. This revised version of the agreement includes the percentage amount of the quarterly payments payable to Baxter and the basic term/duration of the agreement with Baxter. These terms were originally redacted from the copy of the agreement filed by the Company with the Commission as they were the subject of an Application for Confidential Treatment filed by the Company with the Commission on December 3, 2010.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely